Exhibit 99.3

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of October 1, 2017

A M O N G:

The person executing this Agreement as “the Shareholder” (the “Shareholder”)

- and -

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

RECITALS:

WHEREAS, in connection with the Arrangement Agreement (as defined below), SII is proposing to, among other things, acquire all of the issued and outstanding common shares (the “Common Shares”) of Central Fund of Canada Limited (“CFCL”), subject to the terms and conditions set forth in the Arrangement Agreement;

WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta);

WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares (as defined below) listed in Schedule A; and

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants and agreements in respect of the Subject Shares and the other covenants and agreements set forth herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings given to them in the Arrangement Agreement. As used in this Agreement (including the Recitals), the following terms have the following meanings:

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person ;

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof among SII, CFCL, The Central Group Alberta Ltd. and 2070140 Alberta Ltd. Philip M. Spicer and J.C. Stefan Spicer;

“Class A Shares” means the class A non-voting shares in the capital of CFCL;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Notice” has the meaning ascribed thereto in Section 4.4;

“Parties” means the Shareholder and SII and “Party” means any one of them; and

“Subject Shares” means the Common Shares and Class A Shares listed on Schedule A and any Common Shares or Class A Shares acquired directly or indirectly by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into and any Common Shares or Class A Shares in respect of which voting is or may become subsequent to the date hereof, directly or indirectly, controlled or directed by the Shareholder or any of its affiliates.

1.2	Certain Rules of Interpretation

(a)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)	Control. Person is considered to “control” another Person if: (i) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. References to time are to local time, Calgary, Alberta.

(h)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.3	Incorporation of Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to SII (and acknowledges and agrees that SII is relying upon such representations and warranties in connection with the entering into of this Agreement and of the Arrangement Agreement) the matters set out below:

(a)	The Shareholder, if not a natural person, is a corporation or other entity duly formed and validly existing under the laws of the jurisdiction of its incorporation, formation or continuance. The Shareholder, if a natural person, has the legal capacity to enter into and perform his or her obligations under this Agreement.

(b)	The Shareholder has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, the Shareholder will control or direct, all of the Subject Shares set forth opposite its name in Schedule A. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of CFCL.

(d)	The Shareholder is, and immediately prior to the Effective Time will be, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens (except for transfer restrictions imposed by applicable Securities Laws).

(e)	The Shareholder has, and immediately prior to the Effective Time, the Shareholder will continue to have, the sole right to sell and vote or direct the sale and voting of the Subject Shares set forth opposite its name in Schedule A.

(f)	Other than the Arrangement Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Shareholder of any Subject Shares.

(g)	No consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Shares in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

(h)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder, any affiliate of the Shareholder, the beneficial or registered owner of any of the Subject Shares or any of their assets that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(i)	None of the Subject Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of CFCL’s securityholders or give consents or approvals of any kind, except pursuant to this Agreement.

(j)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) as applicable, any constating document of the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Shares; (ii) any contract to which the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Shares is a party or by which the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Shares is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any Law.

2.2	Representations and Warranties of SII

SII represents and warrants to the Shareholder (and acknowledges and agrees that the Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement) the matters set out below:

(a)	SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by SII and constitutes a legal, valid and binding agreement of SII, enforceable against SII in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	None of the execution and delivery by SII of this Agreement or the completion of the transactions contemplated hereby or the compliance by SII with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of SII; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any Law.

(d)	No consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by SII or any affiliate of SII in connection with the execution and delivery of this Agreement by SII and the performance by SII of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

(e)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of SII, threatened against or affecting SII or any affiliate of SII that, individually or in the aggregate, could reasonably be expected to have an adverse effect on SII’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder

(a)	The Shareholder hereby covenants with SII that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Shareholder will not, and the Shareholder will ensure that no beneficial owner of the Subject Shares will:

(i)	without having first obtained the prior written consent of SII, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest (each, a “Transfer”) in any of the Subject Shares or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than pursuant to the Arrangement or to one or more corporations directly or indirectly wholly-owned by the Shareholder without affecting beneficial ownership or control or direction over the Subject Shares;

(ii)	other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of CFCL for the purpose of considering any resolution;

provided that the Shareholder shall be permitted to Transfer all or any portion of its Class A Shares following the record date for the CFCL Meeting without the requirement to obtain the prior written consent of SII provided that (x) the Shareholder retains the right to vote such Class A Shares (and does not grant to the purchasers or other counterparty to such Transfer a power of attorney or proxy allowing such purchasers or counterparties to vote the Class A Shares) at the CFCL Meeting, and (y) the Shareholder votes such Class A Shares at the CFCL Meeting in accordance with this Agreement.

(b)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present in person or by proxy for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Shares:

(i)	at any meeting of any of the securityholders of CFCL at which the Shareholder or any beneficial owner of the applicable type(s) of Subject Shares is entitled to vote, including the CFCL Meeting; and

(ii)	in any action by written consent of the securityholders of CFCL,

in favour of the approval, consent, ratification and adoption of the applicable CFCL Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit and to cause any beneficial owners of Subject Shares eligible to be voted to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Shares eligible to be voted as soon as practicable following the mailing of the CFCL Circular and in any event at least four (4) Business Days prior to the CFCL Meeting and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Shares eligible to be voted in favour of the applicable CFCL Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1. The Shareholder will provide copies of each such proxy or voting instruction form referred to above to SII at the address below concurrently with its delivery as provided for above.

(c)	The Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

(d)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present in person or by proxy for purposes of establishing quorum and to vote (or cause to be voted) the Subject Shares against any proposed action by CFCL, any securityholder of CFCL or any other Person: (i) in respect of any Acquisition Proposal or Superior Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving CFCL, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of CFCL or its corporate structure or capitalization; or (iii) that would result in a breach of any representation, warranty, covenant or other obligation of CFCL under the Arrangement Agreement if such breach requires securityholder approval.

(e)	Until the Expiry Time, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with SII in connection with the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit SII in connection with the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of CFCL for the purpose of opposing or competing with SII in connection with the Arrangement;

(iv)	solicit, initiate, encourage or otherwise knowingly facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or CGAL or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal (other than an Acquisition Proposal made by SII or an affiliate of SII pursuant to the Arrangement Agreement);

(v)	knowingly participate in any discussions or negotiations with any Person (other than SII or any of its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(vi)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal (other than an Acquisition Proposal made by SII or an affiliate of SII pursuant to the Arrangement Agreement); or

(vii)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(f)	The Shareholder will not, and the Shareholder will ensure that no beneficial owner of Subject Shares will: (i) exercise any dissent rights in respect of the Arrangement; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement.

(g)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the CFCL Circular, and court documents produced by CFCL, CGAL, New Administrator or SII or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Securities Authorities in Canada.

(h)	Except as required by Law or applicable stock exchange requirements, the Shareholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of SII.

Article 4
GENERAL

4.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Parties;

(b)	written notice by the Shareholder to SII if:

(i)	subject to Section 4.3, any representation or warranty of SII under this Agreement is untrue or incorrect in any material respect;

(ii)	without the prior written consent of the Shareholder (not to be unreasonably withheld, conditioned or delayed), the terms of the Arrangement Agreement are varied in a manner that adversely impacts the Shareholder;

(iii)	subject to Section 4.3, SII has not complied in any material respect with any of its covenants contained herein; or

(iv)	the Arrangement Agreement is terminated,

provided that at the time of such termination, the Shareholder is not in material default in the performance of its obligations under this Agreement;

(c)	written notice by SII to the Shareholder if:

(i)	subject to Section 4.3, any representation or warranty of the Shareholder under this Agreement is untrue or incorrect in any material respect; or

(ii)	the Shareholder has not complied in any material respect with its covenants contained herein;

provided that at the time of such termination, SII is not in material default in the performance of its obligations under this Agreement;

(d)	the acquisition of the Subject Shares by SII or its affiliates; or

(e)	the Effective Time.

4.2	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability or obligation to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any wilful breach by it of this Agreement prior to the termination of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.3	Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would, or would be likely to give rise to a right of termination by the other Party pursuant to Sections 4.1(b) or 4.1(c). Notification provided under this Section 4.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto).

(b)	The Shareholder may not exercise its right to terminate this Agreement pursuant to Sections 4.1(b)(i) or 4.1(b)(iii) and SII may not exercise its right to terminate this Agreement pursuant to Section 4.1(c) unless the Party seeking to terminate the Agreement delivers a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered prior to the CFCL Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (a) three (3) Business Days prior to the CFCL Meeting, and (b) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If any such notice is delivered after the date of the CFCL Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered.

4.4	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and is deemed to be given and received:

(a)	on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day;

(b)	if sent by facsimile (with facsimile machine confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(c)	if sent by email, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 4.4(c), in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(i)	to SII at:

Sprott Inc. Royal Bank Plaza, South Tower 200 Bay Street, Suite 2600 Toronto, Ontario M5J 2J1
	Attention:	Arthur Einav, General Counsel
	Telephone:	416-943-6448
	Facsimile:	416-943-6497
	Email:	aeinav@sprottconsulting.com

with a copy to:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9
	Attention:	John Ciardullo and J.R. Laffin
	Telephone:	416-869-5500
	Facsimile:	416-947-0866
	Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(ii)	to the Shareholder at the address set forth in Schedule A.

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

4.5	Time of the Essence

Time is of the essence in this Agreement.

4.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.7	Fiduciary Duty

If the Shareholder or any securityholder, director or officer of the Shareholder or any of its affiliates is also an officer or a director of CFCL, nothing herein shall restrict or limit such Person from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of CFCL or that is otherwise permitted or required by, and done in compliance with, the terms of the Arrangement Agreement. SII further hereby agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in its capacity as shareholder of CFCL.

4.8	Amendment; Waiver

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and executed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.9	Entire Agreement

This Agreement[, together with the Arrangement Agreement and the Exclusivity Agreement,]1 constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect thereto.

4.10	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, provided that a Party shall not be obligated to incur any expense in providing such assurances.

1 NTD: Language to be used in the agreements with Philip M. Spicer and J.C. Stefan Spicer only.

4.11	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

4.12	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.13	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.14	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.15	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

4.16	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

4.17	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS OF WHICH the Parties have executed this Voting Support Agreement.

SPROTT INC.

By:	"Arthur Einav"
Name: Arthur Einav
Title: General Counsel

SHAREHOLDER: Accepted and agreed to with effect from the 1st day of October, 2017.

"J.C. Stefan Spicer"	"Marda Jeffrey"
Name: J.C. Stefan Spicer	Witness

SCHEDULE A

Name of Shareholder	Intermediary Details (if applicable)	Number of Common Shares	Number of Class A Shares
J.C. Stefan Spicer		4,200	40,000

Address for Notice:

Name:	J.C. Stefan Spicer
Street:
City, Province/State, Postal/Zip Code:
Email:
Facsimile:

A - 1